

April 10, 2018

Via E-mail

Ronald R. Levine, II, Esq.
Arnold & Porter Kaye Scholer LLP
Suite 4400
370 Seventeenth Street
Denver, CO 80202

> **Re:** **Resolute Energy, Inc.**
> **Preliminary Proxy Statement**
> **Filed April 6, 2018**
> **File No. 001-34464**

Dear Mr. Levine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover Page

1.   Please revise the cover page of your proxy statement and the form of proxy to clearly mark it "Preliminary Copy." Refer to Rule 14a-6(e)(1).

2.   We note your statement that security holders do not need to vote on Monarch's bylaws because you have not amended your bylaws since February 8, 2018. With a view toward revised disclosure, please tell us whether you are certain not to amend the bylaws before the annual meeting.

Other Matters, page 4

3.   We note that only the proposals in set forth in your proxy statement will be the entire business the board "intends to present or is informed that others will present at the meeting." With a view toward revised disclosure, please tell us whether Monarch will be able to present its bylaws proposal at the meeting.

Background of the Solicitation, page 6

4.   We note your disclosure that Monarch's assessment of the company's valuation was materially inaccurate, "perhaps intentionally…" Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

5.   Please provide us support for your assertion that Monarch sold its interests in the company notes in mid-2016.

6.   We note your disclosure describing communications with holders of more than 50% of your shares during February and early March 2018, and again later in March 2018. Please provide us your legal analysis as to whether those communications constituted a solicitation as defined in Regulation 14A.

Proposal No. 1 Election of Directors, page 10

7.   Please disclose whether your nominees have consented to be named in your proxy statement and to serve if elected.

8.   We note your disclosure referring to substitute nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy Card

9.   We note you have not included in your proxy card Monarch's bylaws proposal. Please tell us how your security holders will be able to vote on that matter while using your proxy card. Alternatively, disclose that security holders using your proxy card will be disenfranchised as to that bylaws proposal. We may have further comment.

Ronald R. Levine, II, Esq.
Arnold & Porter Kaye Scholer LLP
April 10, 2018
Page 3

      We remind you that the filing persons are responsible for the accuracy and adequacy of the disclosures contained within the filing, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

      Sincerely,

      /s/ Daniel F. Duchovny
      Daniel F. Duchovny
      Special Counsel
      Office of Mergers and Acquisitions